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                                                                    EXHIBIT 99.1



                              TRIPATH IMAGING, INC.

             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

                                   March 2000


    From time to time, TriPath, through its management, may make forward-looking public statements, such as statements concerning then expected future revenues or earnings or concerning projected plans, performance, product development and commercialization as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended, in press releases or in oral statements made with the approval of an authorized executive officer. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, as enacted by the Private Securities Litigation Reform Act of 1995.

    The Company wishes to caution readers not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. In addition, the Company wishes to advise readers that the factors listed below, as well as other factors not currently identified by management, could affect the Company's financial or other performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

    The Company will not undertake and specifically declines any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events that may cause management to re-evaluate such forward-looking statements.

    In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby filing cautionary statements identifying important factors that could cause the Company's actual results to differ materially form those projected in forward-looking statements of the Company made by or on behalf of the Company.

RISK OF LOSS OF CYTYC INFRINGEMENT SUIT

    On September 13, 1999, Cytyc Corporation filed suit against us in the United States District Court for the District of Delaware. The complaint alleges that our CytoRich(R) proprietary preservative fluid infringe Cytyc's patent titled "Cell Preservative Solution." The complaint seeks a determination that we are infringing Cytyc's patent and an injunction preliminarily and permanently enjoining and restraining us from further infringing Cytyc's patent. The complaint also seeks treble damages, plus interest, in an amount to be determined, as well as costs and reasonable attorneys fees. On October 18, 1999, we filed our response denying Cytyc's claims. On December 6, 1999, the Company demanded Cytyc withdraw its motion for preliminary injunction. On December 7, 1999, Cytyc complied with this request and withdrew their motion for preliminary injunction. On March 10, 2000, the Company filed a motion for summary judgment.

    Given the early stage of this litigation, we cannot guarantee that we will be successful in our defense of this claim. If the court were to uphold Cytyc's claims of infringement, in addition to us paying Cytyc's proven damages, if any, we could then be prevented from selling our CytoRich preservative fluid or be required to obtain a license from Cytyc. If such a license were not available, we would need to redesign our CytoRich preservative fluid to be non-infringing. Any change to the CytoRich preservative fluid would likely need to be approved by the FDA before we could sell it in the United States for gynecological applications.


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EARLY STAGE OF DEVELOPMENT

    AutoPap screening of PREP slides has not received FDA approval. SCREEN has not received FDA approval for its principal intended use. The Company's products have produced only limited revenues. Since beginning operations in November 1996, the Company has financed its operations through the private placement and public sales of equity securities, debt facilities and limited product sales. To achieve profitable operations, the Company, alone or with others, must successfully develop, obtain regulatory approval for, introduce, market and sell products. There can be no assurance that the required regulatory approvals will be obtained in a timely manner or at all, that the Company's product candidates can be manufactured at an acceptable cost and with acceptable quality, that any approved products can be successfully marketed or that the Company can successfully establish suitable internal financial controls and other infrastructure necessary to support substantial commercial operations. The Company's failure to successfully market and sell its products would have a material adverse effect on the Company's future revenues and profitability.

RISKS OF INTEGRATION WITH NEOPATH, INC.'S BUSINESS

     Due to our recent merger with NeoPath, Inc., integration of our operations may temporarily distract our management's attention from the day-to-day business of TriPath. If we fail to integrate the companies quickly and efficiently, our business and results of operations could be impaired.

     The integration of our operations will require us to, among other things:

     o educate the employees of each company about the technologies and programs of the other company;

     o    coordinate or combine research and development efforts;

     o manage relationships with suppliers and customers of each of the companies; and

     o align the strategic plans of two previously independent management teams.

     These integration efforts may be costly. For some period in the future, we anticipate that there will be some duplication of functions. In addition, we may need to pay to relocate people or equipment from one location to another. If we have underestimated these initial costs of integration, then our initial results as a combined company will be worse than anticipated.

     If we fail or run into difficulties in any of these aspects of our business, it would harm our future ability to become a profitable company.

UNCERTAINTIES REGARDING PRODUCT REGULATORY CLEARANCE

     The U.S. government extensively regulates the manufacture and sale of medical diagnostic devices for commercial use. Government agencies in certain other countries impose similar requirements. We must obtain FDA approval of our products before we can market and sell them for their principal intended uses in the United States.

     Of our principal products, so far, only PREP and AutoPap have received FDA approval for their principal intended uses. If we fail to obtain and maintain FDA approval for any of our future products, or if FDA approval is delayed or we receive FDA approval for our products but labeling restrictions make the use of the products uneconomical to customers, our future product sales will be far less than we anticipate and may be insufficient to continue our operations.

     To obtain FDA approval for our products, we must submit a premarket approval application to the FDA. Several factors affect our ability to successfully obtain FDA approval for the sale of our products, including the following:

     o we have only limited experience with the FDA premarket approval application process;


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     o    the premarket approval application process can be expensive and time-consuming, frequently lasting three to five years or more;

     o we have and may continue to encounter unanticipated delays or significant unanticipated costs in our efforts to secure FDA approval;

     o ultimately, we have no assurance that the FDA will ever approve our products for their principal intended use; and

     o even if we receive approval on the premarket approval applications for our products, the FDA's approval may still not allow us to make some of the specific claims for which we sought FDA approval.

     In addition to the premarket approval application process, we may face further difficulties in connection with FDA approval of our products for the following reasons:

     o FDA regulations require submission and approval of a premarket approval application supplement for certain changes to a product if the changes affect the safety and effectiveness of the product;

     o even if we obtain FDA approval of our premarket approval applications, that approval may include significant limitations on the indicated uses for which we may market our products; and

     o any FDA approval may include significant limitations on the indicated uses for which we may market our products, such as warnings, precautions or contraindications, requests for postmarket studies, or additional regulatory requirements


     An approved product is still subject to continual review and regulation by the FDA and other regulatory agencies, so long as the product is being marketed. During this continual review process, any subsequent discovery of previously unknown problems with the product or a failure of the product to comply with any applicable regulatory requirements can result in, among other things:

     o    fines;

     o the refusal of the FDA to approve further premarket approval applications;

     o    suspension or withdrawal of our FDA approvals;

     o    product recalls;

     o operating restrictions, including total or partial suspension of production, distribution, sales and marketing;

     o    injunctions;

     o    civil penalties; or

     o product seizures and criminal prosecution of our company, our officers or our employees.

     The FDA may not approve future products or commercial enhancements to our products on a timely basis, if at all. Our regulatory applications also may be delayed or rejected based on changes in regulatory policies or regulations.

UNCERTAINTIES REGARDING FDA APPROVAL OF AND REIMBURSEMENT FOR THE USE OF AUTOPAP WITH PREP.

     A significant part of TriPath's strategy is to market PREP and AutoPap together as an integrated system. In order to do so, TriPath must obtain FDA approval to market AutoPap to screen slides prepared using PREP. On September 30, 1999, we submitted a supplement to our existing PMA for AutoPap to screen PREP slides. Since the filing of the PMA supplement, TriPath has had discussions with the FDA and believes that it may need to file an amendment to the PMA supplement. The filing of the amendment could cause a delay in the FDA reaching a determination regarding the PMA supplement. There can be no assurance that the PMA supplement will be approved by the FDA on a timely basis, or at all.

     Even if the PMA supplement is approved by the FDA, to successfully market AutoPap and PREP together, a CPT code will need to be established covering the combined use of these products. The CPT Editorial Board meets infrequently to review and establish new CPT codes. Even if FDA approval of the PMA supplement is received, the delay in receiving FDA approval caused by an amendment to the PMA supplement could cause a


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delay in having a CPT code established for the use of AutoPap with PREP, if a
CPT code is established at all. This delay could hamper the marketing of the combined product and have a material effect on TriPath's business.

ABILITY TO ATTAIN OR MAINTAIN REQUIRED COMPLIANCE WITH REGULATIONS GOVERNING MANUFACTURING OF MEDICAL DIAGNOSTIC DEVICES.

     Manufacturers of medical diagnostic devices face strict federal regulations regarding the quality of manufacturing. For example, the FDA periodically inspects the manufacturing facilities of diagnostic device manufacturers to determine compliance with regulations. Our current and future manufacturing and design operations must comply with these and all other applicable regulations, including regulations imposed by other governments. If we fail to comply with quality systems regulations we could face civil or criminal penalties or enforcement proceedings. These proceedings may require us to recall a product, to stop placing our products in service or to stop selling our products. Similar results could occur if we violate equivalent foreign regulations. We may not be able to attain or maintain compliance with quality systems requirements. Any failure to comply with the applicable manufacturing regulations would have a material adverse effect on our business.


UNCERTAINTY OF MARKET ACCEPTANCE OF THE COMPANY'S PRINCIPAL PRODUCTS

     Our success and growth depend primarily on market acceptance by clinical laboratories, third party payors and health care providers of our products for their primary intended use in cervical cancer screening. The market may never widely accept our products. Market acceptance of our products will depend on our ability to convince the market that:

     o there are limitations in the conventional Pap smear process of sample collection, slide preparation and screening; and

     o our products are better than the conventional Pap smear process because they substantially overcome its shortcomings.

     We may not be able to convince the market that our products are cost competitive compared to the conventional Pap smear process. In addition, clinical laboratories, third-party payors, and health care providers may not accept our products as a replacement to the conventional Pap smear collection process. Even if PREP, AutoPap and other products do gain market acceptance, their level of sales will still largely depend on the availability and level of reimbursement from third-party payors, such as private insurance plans, managed care organizations and Medicare and Medicaid.

COMPETITION; TECHNOLOGICAL CHANGE

     The diagnostic market for cervical cancer currently consists of both the conventional Pap smear procedure and new and developing technologies. Some of these newly-developed technologies have already received FDA approval with product labeling that says they are significantly more effective than the conventional Pap smear for the detection of disease in certain patient populations. We may not be able to successfully compete against companies marketing products based on competing technologies.

     Certain of our existing and potential competitors may have several competitive advantages over us because they:

     o possess greater financial, marketing, sales, distribution and technological resources;

     o have more experience in research and development, clinical trials, regulatory matters, customer support, manufacturing and marketing; and

     o    have received third-party payor reimbursement for their products.


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     These competitors may manufacture, market and sell their products or services more successfully than us, which could adversely affect our product sales.

     Competition in the medical device industry is intense. Within the diagnostic market for cervical cancer, we will face direct competition from companies that manufacture thin-layer slide preparation or automated screening systems. Our products could be rendered obsolete or uneconomical because of:

     o    technological advances by current or future competitors;

     o    the introduction and market acceptance of competitors' products; or

     o the introduction and market acceptance of new cervical cancer detection methods.

     Our products must remain competitive in accuracy and effectiveness, cost, including both charges by us to the laboratory and the laboratory's labor and overhead costs, convenience, preception among influential cytopathologists and laboratories, and processing speed and reliability. To effectively compete, we must keep pace with the rapid product development and technological change in our industry. Our products must demonstrate accuracy and cost effectiveness that equals or exceeds conventional preparation and review of Pap smears and the technology that may be offered by our competitors. We cannot guarantee that our products will be competitive in any of these areas.

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY

     As of December 31, 1999, our accumulated deficit was $167.4 million. We expect continued losses from our business in 2000, as we continue to market our products, continue product development initiatives and perform additional clinical studies.

     Our operating expenses have been concentrated in the following areas:

     o    research and development activities;

     o    clinical trials;

     o preparation and submission of premarket approval applications to the FDA; and

     o    general administrative functions.

     We expect that our marketing and sales expenses associated with our products will increase significantly in the future as a result of recently receiving approval to market PREP, which could contribute to financial losses for us.

     To become profitable, we must:

     o    successfully market our products in the United States;

     o    develop and obtain regulatory approval for new products;

     o manufacture our products profitably and at an acceptable level of quality; and

     o establish appropriate internal financial controls and other infrastructure necessary to support large-scale business operations.

DEPENDENCE ON A LIMITED NUMBER OF PRODUCTS

    The Company anticipates that sales and rentals of PREP and AutoPap for cervical cancer screening will account for the substantial majority of the Company's revenues. The Company's long-term success will depend, in significant part, on its ability to achieve market acceptance of PREP and AutoPap in the United States for cervical cancer screening. There can be no assurance that the Company will achieve market acceptance for PREP and AutoPap, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.


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FUTURE CAPITAL NEEDS AND UNCERTAINTY OF AVAILABILITY OF ADDITIONAL FINANCING

     We have had negative cash flow from operations since we began doing business, and we expect negative cash flow from our operations to continue at least through 1999. At December 31, 1999, we had approximately $14.0 million in cash, cash equivalents and marketable securities. We believe that our existing cash and existing debt and lease financing will be sufficient to enable us to meet our future cash obligation at least through 2000.

     We may be unable to obtain adequate funds, whether obtained through financial markets or from collaborative or other arrangements with corporate partners or other sources, when we need them, or we may be unable to find adequate funding on favorable terms, if at all. If we were unable to fund our future capital requirements, it would significantly harm our ability to become a profitable company.

     The size of our future capital requirements depends on several factors, including:

     o    the progress and scope of clinical trials;

     o    the timing and costs of filing future regulatory submissions;

     o the timing and costs required to receive both United States and foreign governmental approvals;

     o the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

     o    the extent to which our products gain market acceptance;

     o    the timing and costs of product introductions;

     o    the extent of our ongoing research and development programs;

     o the costs of training laboratory personnel to become proficient with the use of our products; and

     o the costs of developing marketing and distribution capabilities and manufacturing sufficient quantities of our products.

     Many of these factors will be out of our control. We cannot guarantee that the assumptions underlying our estimates about our needs for future capital will prove to be accurate.

CONSEQUENCES OF FUTURE FINANCING ARRANGEMENTS

     We may choose to raise additional funding to meet our future capital requirements through a variety of financing methods, including:

     o    lease arrangements;

     o    debt or equity financings; or

     o    strategic alliances.

     If we were to raise additional funding through the sale of equity or securities convertible into equity, the value of the existing stockholders' shares could be reduced. In addition, if we obtain additional funds through arrangements with collaborative partners, we may have to relinquish rights to certain of our technologies or potential products that we would otherwise seek to develop or commercialize ourselves.

DEPENDENCE ON PATENTS, COPYRIGHTS, LICENSES AND PROPRIETARY RIGHTS; RISK OF THIRD-PARTY CLAIMS OF INFRINGEMENT

To protect our proprietary technology, rights and know-how, we rely on a combination of:

     o    patents;

     o    trade secrets;

     o    copyrights; and

     o    confidentiality agreements.


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     We hold 31 foreign patents, 107 U.S. patents (issued or allowed), and have
25 additional U.S. patents pending. These patents will expire in 2012-2018. Our reliance on patents poses the following risks for our company:

     o    our pending patent applications may not ultimately issue as patents;

     o patents we obtain may not be broad enough to protect our proprietary rights;

     o the claims allowed in any of our existing or future patents may not provide competitive advantages for our products;

     o competitors may challenge or circumvent our patents or pending applications; and

     o in certain foreign countries, protection of our patent and other intellectual property may be unavailable or very limited.

     In addition, the large role that patents play in our industry in general may pose the following risks for our company:

     o we cannot be sure that our products or technologies do not infringe patents of competitors that may be granted in the future pursuant to pending patent applications;

     o we cannot be sure that our products do not infringe any existing patents or proprietary rights of third parties; and

     o we cannot be sure that a court would rule that our products do not infringe any existing third-party patents or would invalidate any existing patents in our favor.

     If a court were to uphold any claims of infringement made by existing patent holders, we could then be:

     o    prevented from selling our products;

     o    required to obtain licenses from the owners of the patents; or

     o    required to redesign our products.

     In the event that a court were to uphold a claim of patent infringement against us, we may not be able to obtain licenses from the owners of the patents or be able to successfully redesign our products to avoid patent infringement. If we were unable to obtain the necessary licenses or successfully redesign our products, it could seriously harm our ability to become a profitable company.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

     Our ability to successfully sell our products for cervical cancer screening in the United States and other countries depends on the availability of adequate reimbursement from third-party payors such as private insurance plans, managed care organizations and Medicare and Medicaid. Virtually all of our revenues will be dependent on customers who rely on third party reimbursement. Third-party healthcare payors in the United States are increasingly sensitive to containing healthcare costs and heavily scrutinize new technology as a primary factor in increased healthcare costs. Third-party payors may influence the pricing or perceived attractiveness of our products and services by regulating the maximum amount of reimbursement they provide or by not providing any reimbursement. Medical community or third-party healthcare payors may deny or delay acceptance of our products or may provide reimbursement at levels that are inadequate to support adoption of our technologies.

     If these payors do not reimburse for our preparation and screening products, or provide reimbursement significantly below the amount laboratories charge patients to perform screening with our products, our potential market and revenues will be significantly limited. Use of our products may never become widely reimbursed, and the level of reimbursement we obtain may never be sufficient to permit us to generate substantial revenue.

     Convincing third-party payors to provide reimbursement is a costly and time consuming process for the following reasons:


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     o    reimbursement approval is required from each payor individually; and

     o obtaining this approval from the third-party payor requires us to provide scientific and clinical data to support the use of our products to each payor separately.

     Ultimately, whether a third-party payor is willing to provide reimbursement for the use of our products at a level that can allow our company to succeed depends on several unpredictable factors, including:

     o    the level of demand for our products by physicians;

     o the payor's determination that our products are an improvement over the conventional Pap smear process; and

     o the payor's determination that our products are safe and effective, medically necessary, appropriate for specific patient populations, and cost effective.

     We may face particular difficulties convincing third-party payors that our products are cost effective because the up-front, direct costs of using our products will initially be greater than the cost of the conventional Pap smear. As a result, we will need to convince third-party payors that the use of our products will result in a net overall cost savings to the health care system because our products will allow earlier detection of cervical cancer and thus reduce the number of biopsies and colposcopies that need to be performed. We may not be able to successfully convince third-party payors that our products will prove cost effective in the long run.

INTERNATIONAL SALES AND OPERATIONS RISKS

    The Company is currently selling its products to customers in Australia, Asia and Europe and intends to substantially expand its international sales in the future. While the Company is evaluating marketing and sales channels abroad, including contract sales organizations, distributors and marketing partners, the Company has very limited foreign sales channels in place. There can be no assurance that the Company will successfully develop significant international sales capabilities or that, if the Company establishes such capabilities, the Company will be successful in obtaining reimbursement or any regulatory approvals required in foreign countries. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations, changes in applicable laws, less favorable intellectual property laws, longer payment cycles, difficulties in collecting accounts receivable, fluctuations in currency exchange rates and potential adverse tax consequences. Foreign regulatory agencies often establish product standards different from those in the United States and any inability to obtain foreign regulatory approvals on a timely basis, if at all, could have a material adverse effect on the Company's international business operations. Additionally, if significant international sales occur, the Company's business, financial condition and results of operations could be adversely affected by fluctuations in currency exchange rates as well as increases in duty rates. There can be no assurance that the Company will be able to successfully commercialize its products or any future products in any foreign market.

LIMITED MARKETING AND SALES RESOURCES

     We currently have a limited marketing and sales force. To effectively market our products, we may need to substantially increase our direct sales force. Even if we increase the size of our direct sales force, our present or future sales force may not be able to successfully promote our products to clinical laboratories, health care providers or third-party payors. In addition, we must educate health care providers and third-party payors regarding the clinical benefits and cost-effectiveness of our products because of the market's limited awareness of our products. We may not be able to recruit and retain skilled marketing, sales, service or support personnel to help us achieve these goals. Even if we are able to recruit and retain skilled marketing, sales, service or support personnel, they may not be successful.

     Our marketing success in the United States and abroad will depend on whether we can:



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     o    obtain required regulatory approvals;

     o successfully demonstrate the cost-effectiveness and clinical-effectiveness of our products;

     o    further develop our direct sales capabilities; and

     o establish arrangements with contract sales organizations, distributors and marketing partners.

     If we cannot successfully expand our marketing and sales capabilities in the United States and in international markets, we may never become a profitable company.

LIMITED NUMBER OF CUSTOMERS

     A significant portion of our product sales will be concentrated among a small number of large clinical laboratories. Moreover, due to consolidation in the clinical laboratory industry, we expect that the number of potential domestic customers for our products will decrease. These factors increase our dependence on sales to the largest clinical laboratories and the bargaining power of those potential customers. Our market research indicates that over 30% of all U.S. Pap smears are processed by the two largest laboratories. Each of these companies operates multiple laboratory facilities nationwide.

     We will have to make this number of potential customers aware of our products and then convince them to accept our products. To gain acceptance of our products within this small customer base, we will have to successfully demonstrate the benefits of our products over the conventional Pap smear process and other alternative methods of sample collection, slide preparation and cervical cancer screening. In addition, to generate demand for our products among these clinical laboratories, we believe that we must:

     o educate doctors and health care providers on, and convince them of, the clinical benefits and cost-effectiveness of our products; and

     o demonstrate to doctors and health care providers that adequate levels of third-party payor reimbursement will be available for our products.

     Ultimately, we may not be able to successfully sell our products to large clinical laboratories. Even if we do successfully sell our products to large clinical laboratories, those sales may not generate enough revenue to make us a profitable company.

LIMITED MANUFACTURING EXPERIENCE AND CAPACITY

     We intend to manufacture PREP at our Burlington, North Carolina facility. Currently we have limited manufacturing experience and capabilities.

     We expect that we may have to substantially increase our manufacturing capabilities. We may not be able to recruit and retain skilled manufacturing personnel to establish sufficient manufacturing capability and capacity. Even if we are able to establish sufficient manufacturing capability and capacity, we still may be unable to manufacture our products:

     o    in a timely manner;

     o    at a cost or in quantities necessary to make them commercially viable;

     o    in conformance with Quality System requirements; or

     o    in a manner which otherwise insures our products' quality.

     If we cannot successfully increase our manufacturing capability and capacity, or successfully contract with third parties to manufacture our products, we may never become a profitable company.

DEPENDENCE ON SINGLE OR LIMITED SOURCE SUPPLIERS

     We currently obtain certain components of our products on a single source basis from certain suppliers. If we were unable to successfully obtain sufficient quantities of components on a cost-competitive and timely


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basis from these single and limited source suppliers, we would not be able to manufacture our products in a cost effective or timely manner. If we cannot manufacture our products in a cost effective or timely manner, it would harm our ability to become a profitable company.

     If any of the components of our products were no longer available in the marketplace, we could be forced to further develop our technology to incorporate alternate components. We also may try to establish relationships with additional suppliers or vendors for components for our products, so long as we are not prohibited from doing so by any existing contractual obligations. We may not be able to further develop our technology to incorporate new components or establish relationships with additional suppliers or vendors for the necessary components of our products.

     The use of any new components or replacement components from alternative suppliers into our products may require us to submit premarket approval application supplements to the FDA. We would then need FDA approval on any premarket approval application supplements we have filed before we could market our products with new or replacement components.

     Ultimately, we may not be able to successfully develop, obtain, or incorporate replacement components into our products. Even if we were able to successfully incorporate new components into our products, the FDA may not approve these new components quickly, if at all.

PRODUCT LIABILITY

     The commercial screening of Pap smears has generated significant malpractice litigation. As a result, we face product liability, errors and omissions or other claims if our products are alleged to have caused a false-negative diagnosis. Although we have product liability insurance, it could become increasingly difficult for us to obtain and maintain reasonable product liability coverage. Our product liability coverage could be limited to amounts less than we desire. Substantial increases in insurance premium costs often make coverage economically impractical. We may not be able to obtain adequate product liability insurance at a reasonable cost. Thus, product liability claims may strain our financial resources and harm our business reputation.

COMPETITION TO RETAIN KEY PERSONNEL

     We will depend heavily on the principal members of our management and scientific staff. The loss of their services might impede achievement of our strategic objectives or research and development. Our success depends on our ability to retain key employees and to attract additional qualified employees, which may be particularly difficult to do in the future. Competition for highly skilled scientific and management personnel is intense, particularly in the geographic areas in which we currently are located, and these resources are scarce relative to the needs of a growing high technology business sector. The failure to recruit such personnel or the loss of existing personnel could adversely affect our business.


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